SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                                HEALTHAXIS, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    743832107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                                               Page 2 of 9 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON PARTNERS I, LTD.

2        Check the Appropriate Box If a Member of a Group*

                                             a.     [_]
                                             b.     [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          2,638,706
    Each
Reporting                   7             Sole Dispositive
    Person                                          0
    With
                            8             Shared Dispositive Power
                                                    2,638,706

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                  2,638,706 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                            [_]

11       Percent of Class Represented By Amount in Row (9)

                                    4.99%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/ Reflects beneficial ownership position as of February 12, 2001

                                                               Page 3 of 9 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON ASSET MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group*

                                             a.     [_]
                                             b.     [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          2,638,706
    Each
Reporting                   7             Sole Dispositive
    Person                                          0
    With
                            8             Shared Dispositive Power
                                                    2,638,706

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                       2,638,706 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                                 [_]

11       Percent of Class Represented By Amount in Row (9)

                                    4.99%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


/1/  Reflects beneficial ownership position as of February 12, 2001.

                                                               Page 4 of 9 Pages

Item 1(a)         Name of Issuer:

                  HealthAxis, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2500 DeKalb Pike, East Norriton, Pennsylvania 19401

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Brown Simpson Partners I, Ltd., a Cayman Islands corporation ("Brown Simpson Partners I") and

                  ii)      Brown  Simpson  Asset  Management,  LLC,  a New  York
                           limited   liability  company  ("Brown  Simpson  Asset
                           Management").

                  Brown Simpson Asset Management serves as the investment manager to Brown Simpson Partners I pursuant to an investment management contract. As of January 1, 2001, each of Matthew C. Brown, Peter D. Greene, Mitchell D. Kaye, and James R. Simpson holds a 25% interest in Brown Simpson Asset Management.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 21st Floor, New York, NY 10019. The address and principal business of Brown Simpson Partners I is Walkers Attorneys-at-Law, P.O. Box 265 GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c)         Citizenship:

                  i) Brown Simpson Partners I is a Cayman Islands corporation and

                  ii) Brown Simpson Asset Management is a New York limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.10 par share (the "Shares").

Item 2(e)         CUSIP Number:

                  743832107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

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                                                               Page 5 of 9 Pages

Item 4(a)         Amount Beneficially Owned:

                  As of February 12, 2001, each of the Reporting Persons may be deemed the beneficial owner of the 2,638,706 Shares held for the account of Brown Simpson Partners I. This number assumes conversion of certain derivative securities held for the account of Brown Simpson Partners I.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 4.99% of the total number of Shares outstanding (assuming conversion of derivative securities held for the account of Brown Simpson Partners I).

Item 4(c)         Number of shares as to which such person has:

Brown Simpson Partners I
------------------------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                   2,638,706

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:      2,638,706

Brown Simpson Asset Management
------------------------------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                   2,638,706

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:      2,638,706

Item 5.           Ownership of Five Percent or Less of a Class:

                  As of January 29, 2001, each of the Reporting Persons seized to be the beneficial owner of more than five percent of the Shares.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The shareholders of Brown Simpson Partners I have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Brown Simpson Partners I in accordance with their ownership interests in Brown Simpson Partners I.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

                                                               Page 6 of 9 Pages

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2001                    BROWN SIMPSON PARTNERS I, LTD.



                                           By: /S/ PETER D. GREENE
                                               ---------------------------------
                                               Peter D. Greene
                                               Attorney-in-Fact


Date:  February 12, 2001                    BROWN SIMPSON ASSET MANAGEMENT, LLC



                                           By: /S/ PETER D. GREENE
                                               ---------------------------------
                                               Peter D. Greene
                                               Managing Principal

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

     C.   Power of Attorney,  dated as of February 6, 2001, granted by
          Brown Simpson Partners I, Ltd. in favor of Matthew C. Brown,
          Peter  D.   Greene,   Mitchell   D.   Kaye,   and  James  R.
          Simpson.....................................................     9